Exhibit 99.2

DELIVERED BY COURIER AND E-MAIL

December 21, 2017

Kernwood Limited

Suite 605

79 Wellington Street West

Toronto, ON M5K 1K7

Attention:    Edward H. Kernaghan

Dear Mr. Kernaghan:

Letter Agreement

This letter agreement sets forth the understanding between Obsidian Energy Ltd. (Obsidian or the Company) and Kernwood Limited (Kernwood), on its own behalf and on behalf of its affiliates (collectively, the Kernwood Parties) regarding certain changes to the composition of the board of directors of Obsidian (the Board), namely the appointment of Edward H. Kernaghan to the Board (the Director). In consideration of the respective representations, warranties, covenants, agreements and conditions hereinafter set forth and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party hereto), the parties agree as follows:

1	Director. Obsidian and the Board shall: (i) immediately appoint the Director as a director of the Company; and (ii) include the Director as a director nominee in its management information circular for election at each of the 2018 annual general meeting of shareholders and the 2019 annual general meeting of shareholders of Obsidian and shall solicit proxies on behalf of and recommend to its shareholders that they vote in favour of the management nominees, including the Director. Upon appointment to the Board, the Director shall be entitled to the same protections, rights and benefits, including with respect to insurance, indemnification, compensation and fees as are currently applicable to all directors of the Company.

2	Replacement Director., In the event that Edward Kernaghan is unable or unwilling to continue as a director of the Company during the term of this Agreement, Kernwood shall be entitled to make nominations for replacement to the Board, which the Board will consider and approve at its sole discretion, acting reasonably, and once a suitable replacement is found, this Agreement shall apply to such replacement director as if he or she had been the Director and the Company shall immediately appoint such person to the Board and, as applicable, any committee of the Board, and include such person as a director nominee, and consider and treat such person, as contemplated in Section 1.

3

Kernwood Parties Standstill. Upon acceptance of this letter agreement until January 1, 2019 (the Restricted Period), except with the prior written consent of Obsidian (in its sole discretion), the Kernwood Parties shall not, directly or indirectly, do any of the following: (i) engage in, participate in, or in any way initiate, directly or indirectly, any “solicitation” (as such term is defined in the Business Corporations Act (Alberta) (ABCA) and in any applicable securities laws) of proxies or consents, with respect to the voting of any shares of Obsidian; (ii) take action in any other manner in order to vote, advise or influence in any manner whatsoever any person, with respect to the voting of any securities of Obsidian; (iii) deposit any shares of Obsidian in any voting trust or subject any shares of Obsidian to any arrangement or agreement with respect to the voting of any such shares; (iv) seek, alone or in concert with others to, (A) requisition or call a meeting of shareholders of Obsidian, (B) other than as contemplated in this Agreement, obtain representation on, or nominate or propose the nomination of any candidate for election to the Board, or (C) effect the removal of any member of the Board or otherwise alter the composition of the Board; (v) submit, or induce any person to submit, any shareholder proposal pursuant to the ABCA; (vi) make, or induce any person to make, or cooperate with a third party to make, or induce any person to make, a takeover bid, as defined in the ABCA and in any applicable securities laws, or other merger or going private transaction; (vii) make any public or private disclosure of any consideration, intention, plan or arrangement inconsistent with any of the foregoing, except as required by law; or (viii) enter into any discussions, agreements or understandings with any person with respect to the foregoing, or advise, assist or encourage any person to take any action inconsistent with the foregoing (collectively, the Prohibited Activities), provided, that the restrictions contained in this Section 3 shall cease to apply if any other person or group of persons holding, or offering to acquire (whether or not on conditions), more than 20% of the outstanding common shares of Obsidian initiates the discussion or negotiation that resulted in the Prohibited Activities.. The Kernwood Parties agree to vote in favour of the election of all Obsidian management nominees recommended by the Board at any annual or special meeting of shareholders during the Restricted Period.

4	Chairman. The Kernwood Parties agree that (i) the Chairman position will be determined pursuant to the normal governance process of the Board; and (ii) that the size of the Board will be no greater than 11 for the purposes of the 2018 Annual Meeting (which, for greater certainty, shall include the Director as nominee).

5	Breach of Agreement. A breach of any term of this letter agreement by the Kernwood Parties on the one hand and Obsidian on the other hand or any of their respective representatives (with the Kernwood Parties on the one hand and Obsidian on the other hand being responsible for the actions of their respective representatives), will immediately entitle the other party to pursue equitable remedies (including specific performance or injunctive relief) in addition to any claim for damages or any other legal remedy.

6	Non-Disparagement. Each party agrees that it shall not do, say, publish, or communicate, in any media or forum, any matter or thing that would reasonably be expected to undermine, disparage or reflect adversely on the reputation, qualifications, character, conduct or behaviour of any other party or any of its respective directors, officers, employees, agents or representatives in connection with any matter arising out of or relating to Obsidian.

7	Press Release. Soon after the execution and delivery of this letter agreement, Obsidian shall issue a factual press release regarding the Board Composition Matters, with the reasonable input of Kernwood. The Kernwood Parties shall not issue or cause the publication of any press release or other public announcement with respect to the matters that are the subject of this letter agreement that are inconsistent with, or otherwise contrary to, the statements in the press release, without the prior written consent of Obsidian.

8	Expense Reimbursement. As promptly as practicable, and in any event within two (2) business days following the execution of this letter agreement, the Company shall pay to Kernwood up to $XXX Canadian by wire transfer or immediately available funds as reimbursement of the reasonable out-of-pocket fees and expenses, including legal fees and expenses, of Kernwood in connection with the matters that are the subject of this letter agreement.

9	Representations and Warranties. Each of the Kernwood Parties on the one hand and Obsidian on the other hand represents and warrants: (a) it has the power, capacity and authority to execute, deliver and carry out the terms and provisions of this letter agreement and to consummate the transactions contemplated hereby; and (b) this letter agreement has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms.

10	Assignment. This letter agreement, including any of the rights, duties or obligations herein, is not assignable or transferable by Kernwood without the prior written consent of Obsidian. Any attempt to assign any of the rights, duties or obligations in this letter agreement without such written consent is void.

11	Entire Agreement. This letter agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or other undertakings other than those expressly set forth in this letter agreement. This letter agreement may be amended only by a written instrument duly executed by all of the parties or their respective successors or assigns.

12	Miscellaneous. All modifications of and amendments to this letter agreement or any part hereof must be in writing signed on behalf of all parties. Waivers of any terms and provisions of this letter agreement shall be in writing signed on behalf of all parties. Time is of the essence.

Please sign this letter agreement in the space provided below to confirm the mutual understandings and agreements contained herein, and return a signed copy to the undersigned by e-mail to Mark Hawkins at mark.hawkins@obsidianenergy.com and our external legal counsel at walied.soliman@nortonrosefulbright.com on or before 9:00 a.m. (Eastern time) on January 3, 2018, failing which this letter shall be null and void. An executed copy of this letter agreement may be transmitted by email and the transmission of a signature by such means constitutes effective delivery.

This letter shall be governed in accordance with the laws of the Province of Alberta.

Yours truly,

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OBSIDIAN ENERGY LTD.

Per:	<signed> George H. Brookman
Name: George H. Brookman
Title: Acting Chairman of the Board of Obsidian Energy Ltd.

Acknowledged and agreed this 30th day of December, 2017.

KERNWOOD LIMITED

Per:	<signed> Edward H. Kernaghan
Name: Edward H. Kernaghan
Title: President, Kernwood Limited